UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

[X]	FOR THE YEAR ENDED DECEMBER 31, 2002 OR
[ ]	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from . . . . to . . . . Commission file number 1-7627

FRONTIER REFINING & MARKETING INC. and SUBSIDIARIES
COLLECTIVELY BARGAINED EMPLOYEES
RETIREMENT SAVINGS PLAN
(Full title of the plan)

FRONTIER OIL CORPORATION
 (Name of issuer of the securities)

10000 Memorial Drive, Suite 600
Houston, Texas 77024-3411
(Address of issuer’s principal executive offices)

FRONTIER REFINING & MARKETING INC. and SUBSIDIARIES
COLLECTIVELY BARGAINED EMPLOYEES RETIREMENT SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
FOR THE YEAR ENDED DECEMBER 31, 2002

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

INDEPENDENT AUDITORS’ REPORT

To the Trustees and Participants of
the Frontier Refining & Marketing Inc. and Subsidiaries
Collectively Bargained Employees Retirement Savings Plan
Denver, Colorado

We have audited the accompanying statements of net assets available for benefits of the Frontier Refining & Marketing Inc. and Subsidiaries Collectively Bargained Employees Retirement Savings Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP
Denver, Colorado

June 25, 2003.

                       FRONTIER REFINING & MARKETING INC. and SUBSIDIARIES
                    COLLECTIVELY BARGAINED EMPLOYEES RETIREMENT SAVINGS PLAN

                      STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                As of December 31, 2002 and 2001

                                                                 2002                 2001
                                                            ---------------     ---------------

ASSETS
     Cash and Cash Equivalents                              $         8,388     $         2,028
                                                            ---------------     ---------------

     Investments at Fair Value (Note 2):
         Mutual Funds                                            10,167,007          12,356,111
         Frontier Oil Corporation Common Stock                      185,528              46,110
         Common/Collective Trust                                  3,636,244           3,145,108
         Participant Loans                                          761,694             774,180
                                                            ---------------     ---------------
                                                                 14,750,473          16,321,509
                                                            ---------------     ---------------

     Receivables:
         Employer Contributions                                     208,267             220,480
         Participant Contributions                                   59,942              72,003
                                                            ---------------     ---------------
                                                                    268,209             292,483
                                                            ---------------     ---------------

         Total Assets                                            15,027,070          16,616,020
                                                            ---------------     ---------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                      $    15,027,070     $    16,616,020
                                                            ===============     ===============

               The accompanying notes are an integral part of these statements.

                       FRONTIER REFINING & MARKETING INC. and SUBSIDIARIES
                    COLLECTIVELY BARGAINED EMPLOYEES RETIREMENT SAVINGS PLAN

                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                         For the Years Ended December 31, 2002 and 2001

                                                                   2002              2001
                                                              --------------    --------------
Additions to Net Assets Attributed to:
     Dividends and Interest Income                            $      351,556    $      473,182
     Participant Loan Interest                                        63,298            74,641
                                                              --------------    --------------
                                                                     414,854           547,823

Contributions:
     Employer                                                        818,694           776,863
     Participant                                                     900,501           894,163
     Rollovers                                                        43,588                 -
                                                              --------------    --------------

              Total Additions                                      2,177,637         2,218,849
                                                              --------------    --------------

Deductions from Net Assets Attributed to:
     Net Depreciation in Fair Value of Investments (Note 2)       (1,888,271)      (3,504,471)
     Net Loss on Sale of Assets (Note 2)                            (523,455)      (1,229,555)
     Benefits Paid to Participants                                (1,130,010)      (1,369,716)
     Transfers to Frontier Retirement Savings Plan                  (219,720)         (94,469)
     Administrative Fees                                              (5,131)         (10,263)
                                                              --------------    -------------

              Total Deductions                                    (3,766,587)      (6,208,474)
                                                              --------------    -------------

     Net Decrease                                                 (1,588,950)      (3,989,625)

Net Assets Available for Plan Benefits:
     Beginning of Year                                            16,616,020        20,605,645
                                                              --------------    --------------
     End of Year                                              $   15,027,070    $   16,616,020
                                                              ==============    ==============

                The accompanying notes are an integral part of this statement.

FRONTIER REFINING & MARKETING INC. and SUBSIDIARIES
COLLECTIVELY BARGAINED EMPLOYEES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

1.    SUMMARY OF PLAN AND ACCOUNTING POLICIES

The following summary of the Frontier Refining & Marketing Inc. and Subsidiaries (the “Company”) Collectively Bargained Employees Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document, available upon request from the Company’s Human Resources Department, for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering any person who is employed by the Company or an affiliate, has completed six months of service, is age 21 or older, and who is covered by a collective bargaining agreement at the Company’s Cheyenne, Wyoming refinery between employee representatives and the Company or an affiliate if the agreement provides for participation in a retirement plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Pension Benefit Guaranty Corporation does not guarantee Plan benefits. Any eligible employee will be considered a “Participant” in the Plan.

All of the Plan’s assets are held by a trustee-administered trust fund (the “Trust”). The trustee for the Plan is Fidelity Management Trust Company (the “Trustee”). A committee appointed by the Company’s Board of Directors (the “Board”) administers the Plan.

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Investment Valuation

Investments, except for investments in the Fidelity Managed Income Portfolio and Participant Loans, are stated at fair values. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The Fidelity Managed Income Portfolio is a common/collective trust which invests in guaranteed investment contracts, bank investment contracts and guaranteed synthetic investment contracts. These contracts are carried in the common/collective trust fund’s audited financial statements at estimated fair value as determined by the trust fund’s trustee based on the underlying investments, which approximates fair value. The Plan’s investment in the Trust is valued daily at the Plan’s proportionate interest in the fund as of the financial statement date. The average yield for the years ended December 31, 2002 and 2001 was 5.14% and 5.82%, respectively and the crediting interest rate as of December 31, 2002 and 2001 was 4.85% and 5.40%, respectively. Participant Loans are valued at cost, which approximates fair value. Purchases and sales of investment are recorded on a trade-date basis. Interest income is recorded when earned and dividends are recorded on the ex-dividend date.

The net annual change in the fair value of investments (net realized and unrealized gains or losses) is reflected in the accompanying Statement of Changes in Net Assets Available for Plan Benefits.

Administrative Expenses

Subject to such limitations as may be imposed by ERISA or other applicable laws, all costs and expenses incurred in connection with the general administration of the Plan and the Trust shall be covered by the Company unless paid by the Trust. During the years ended December 31, 2002 and 2001, administrative costs in the amounts of $8,500 and $6,800, respectively, were paid directly by the Company.

Additionally, during the years ended December 31, 2002 and 2001, administrative costs in the amounts of $5,131 and $10,263, respectively were paid by the Trust, from specific participant accounts.

Contributions

Each year, the Company’s Board may determine a contribution (“Profit-Sharing Contribution”) to be made on behalf of each Plan Participant who meets the eligibility requirements. Such contribution, if made, shall be equal to such percentage of the Participant’s compensation (as defined in the Plan document) as the Board may determine. As contractually agreed, a percentage contribution of 8% was made by the Company for the years ended December 31, 2002 and 2001, for participants employed by the Company as of December 31, 2002 and 2001, respectively.

Effective April 1, 2002, the Plan was amended to include several changes available as a result of the 2001 Economic Growth and Tax Relief Reconciliation Act (“EGTRRA”). Participants may now elect to contribute (“Employee Contributions”) from 1% to 60% (previously 15%) of their compensation as a before-tax contribution to the Plan, subject to Internal Revenue Service limits. Beginning in 2002, Participants who are age 50 or older may also now contribute additional amounts to the Plan each year ($1,000 for 2002) as allowed per EGTRRA.

In addition, the Company may, at the discretion of the Board, make a matching contribution (“Matching Contribution”) on behalf of each Participant. This Matching Contribution, if any, shall be equal to amounts contributed by Participants not to exceed a percentage determined by the Board. During the years ended December 31, 2002 or 2001, as contractually agreed, no Matching Contributions were made for participants employed by the Company as of December 31, 2002 and 2001, respectively.

Total annual additions for the total of Participant and employer contributions under the Plan and all other plans sponsored by the Company are limited to the lesser of 100% of eligible compensation or $40,000.

Participant Accounts

A separate account (“Account”) is maintained for each Participant and is credited for the contributions made by and on behalf of each Participant. Each Participant has an undivided proportionate interest in the Trust that is measured by the proportion that the market value of their Account bears to the total market value of all Accounts as of the date that such interest is being determined. As of each Valuation Date, as defined in the Plan, the net earnings and gains or losses of each Investment Fund are allocated to each Participant’s Account in the same proportion that the market value of their Account in such Investment Fund bears to the total market value of all Participants’ Accounts in such Investment Fund.

Vesting

Participants are immediately fully vested in all amounts contributed to the Plan.

Payment of Benefits

Upon a Participant’s retirement, death, disability, or termination of employment, the Participant’s Account will be available for distribution as soon as reasonably practical following the termination date. In addition, hardship distributions are permitted if certain criteria are met. The Plan provides that participants may receive in-service distributions of any or all of their account as of the date they attain age 59½. Any amounts subsequently credited to their Account shall be available after each such contribution. Benefits are recorded when paid. As of December 31, 2002 and 2001, $1,104,510 and $1,312,082, respectively, of the net assets available for plan benefits were allocated to Participants who were no longer active in the Plan.

Participant Loans

Subject to certain limitations, each Participant may borrow amounts from their Account as defined in the Plan. The terms of such loans are determined by the guidelines defined in the Plan, and are in conformance with Internal Revenue Service guidelines. The maximum amount available for borrowing is 50% of the Participant’s vested account balance, not to exceed $50,000.

2.    INVESTMENTS

The Plan administrator establishes the available investment alternatives administered under the Trust. Each Plan Participant may direct the investment of his/her funds in the Plan in increments of 10% in any one or more of the available investment alternatives. Currently, there are twenty investment alternatives in common/collective trust, mutual funds and Frontier Oil common stock from which the Participant may choose.

The fair value of individual investments that represent 5% or more of the Plan’s total net assets as of December 31, 2002 and 2001 are as follows:

                                                          2002                           2001
                                               -------------------------      --------------------------
                                                 Shares                         Shares
                                                   or                             or
                                                  Units        Amount            Units         Amount
                                               ---------    ------------      ----------    ------------

     Fidelity Managed Income Portfolio         3,636,244    $  3,636,244       3,145,108    $  3,145,108
     Fidelity Puritan Fund                       128,732       2,032,684         120,116       2,122,452
     Fidelity Independence Fund                  304,516       3,980,023         340,857       5,375,311
     Fidelity Growth & Income Fund                26,875         814,582          33,084       1,236,686
     Fidelity Aggressive Growth Fund             125,497       1,404,307         122,328       2,326,687
     Fidelity Intermediate Bond Fund*            100,692       1,080,425          43,164         445,448
* This fund did not exceed 5% or more of the Plan’s total net assets as of December 31, 2001; 2001 amounts are reflected for comparative purposes to 2002 only.

The gain or loss on the sale of assets represents the difference between the sales proceeds and the fair value of the investment at the beginning of the year, or the acquisition cost if the asset was acquired during the year. Net appreciation or depreciation in the fair value of investments is computed as the difference between the fair value at the end of the year and the beginning of the year, or the acquisition cost if the asset was acquired during the year. The Plan’s mutual funds (except the Fidelity Managed Income Portfolio) and Frontier Oil Common Stock depreciated in total value by a net $2,411,726 and $4,734,026 during the years ended December 31, 2002 and 2001, respectively (including gains and losses on funds bought and sold, as well as held during the year).

3.    TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 25, 1997, that the Plan is qualified and the Trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Plan has been amended since March 25, 1997, and it is the Plan administrator’s opinion that the Plan is still designed and being operated in compliance with the applicable sections of the Internal Revenue Code.

4.    PLAN AMENDMENT AND TERMINATION

Although the Company has not expressed any intent to do so, the Plan specifies that the Company has the right to at any time amend, modify or terminate the Plan by action of the Board.

5.    PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and common/collective trusts managed by Fidelity Management Trust Company, the trustee of the Plan and, therefore, these transactions qualify as a party-in-interest. Other Plan investments are shares of Frontier Oil Common Stock, which also qualify as party-in-interest transactions.

6.    RISKS AND UNCERTAINTIES

The Plan provides for various investment options in mutual fund and common/collective trusts. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

                                FRONTIER REFINING & MARKETING INC. and SUBSIDIARIES
                             COLLECTIVELY BARGAINED EMPLOYEES RETIREMENT SAVINGS PLAN

                                              SCHEDULE OF ASSETS HELD
                                              As of December 31, 2002

                                                                                       Shares
        Identity of Issuer                     Description of Investments             or Units       Market Value
------------------------------------  --------------------------------------------  -------------  ----------------

Fidelity Management Trust
   Company                            Common/Collective Trust:
                                        *Fidelity Managed Income Portfolio              3,636,244  $      3,636,244
                                      Managed Funds:
                                        *Fidelity Intermediate Bond Fund                  100,692         1,080,425
                                        *Fidelity Puritan Fund                            128,732         2,032,684
                                        *Fidelity Independence Fund                       304,516         3,980,023
                                        *Fidelity Growth & Income Fund                     26,875           814,582
                                        *Fidelity Aggressive Growth Fund                  125,497         1,404,307
                                        *Fidelity Contrafund                                2,981           115,081
                                        *Fidelity Low-Priced Stock Fund                    11,210           282,161
                                        *Fidelity Diversified International Fund            6,477           111,141
                                        *Fidelity Spartan US Equity Index Fund              4,234           131,883
                                        *Fidelity Value Fund                                2,000            92,770
                                        *Fidelity Mid-Cap Stock Fund                        1,228            19,966
                                        *Fidelity Freedom Income Fund                          47               494
                                        *Fidelity Freedom 2000 Fund                            41               455
                                        *Fidelity Freedom 2010 Fund                         4,137            47,322
                                        *Fidelity Freedom 2020 Fund                         3,418            36,369
                                        *Fidelity Freedom 2030 Fund                         1,499            15,346
                                        *Fidelity Freedom 2040 Fund                           341             1,998

Frontier Oil Corporation                *Frontier Oil Corporation Common Stock             10,774           185,528

Plan Participants                     Participant Loans, maturities up to ten
                                        years, 5.25% to 10.50% interest                                     761,694
                                                                                                   ----------------

                                          Total Investments                                        $     14,750,473
                                                                                                   ================

*Represents a party-in-interest (Note 5)

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Deloitte & Touche LLP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Frontier Oil Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTIER REFINING & MARKETING INC. and
SUBSIDIARIES COLLECTIVELY BARGAINED
EMPLOYEES RETIREMENT SAVINGS PLAN

By:    /s/ Nancy J. Zupan
        ––––––––––––––––––––
        Nancy J. Zupan
        Vice President - Controller
(principal accounting officer)

Date: June 27, 2003